So
3-11-02



02007593

K 3/8

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 32385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown & Brown Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 Greenville Avenue #990
(No. and Street)

Dallas, Texas 75206
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Colon Brown (214) 696-1768
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutton, Patterson & Company
(Name — *if individual, state last, first, middle name*)

4450 Sigma Road, Suite 130 Dallas, Texas 75244
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S.

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Colon Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown & Brown Securities, Inc., as of December 31, 2001 , 19XXXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CHARLENE A. SMITH
Notary Public
State of Texas
My Commission Expires
October 7, 2004

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholder's Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTAL INFORMATION	
Computation of Net Capital	10
Computation of Basic Net Capital Requirement	11
Computation of Aggregate Indebtedness	12
Reconciliation of Non-Allowable Assets	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14

Hutton, Patterson & Company
A Professional Corporation
Certified Public Accountants



INDEPENDENT AUDITORS' REPORT

Brown & Brown Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Brown & Brown Securities, Inc. as of December 31, 2001, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hutton, Patterson + Company

January 24, 2002
Dallas, Texas

4450 Sigma Road, Suite 130
Dallas, Texas 75244

www.hutpat.com

Telephone 972.980.0808
Fax 972.980.2448

BROWN & BROWN SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 242,725
Commissions receivable	16,171
TOTAL CURRENT ASSETS	$ 258,896

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITITES	
Accounts payable, related party	$ 49,000
TOTAL CURRENT LIABILITIES	49,000
SHAREHOLDER'S EQUITY	
Common stock ($.01 par value, 1,000,000 shares authorized, 26,000 shares issued and outstanding)	260
Capital in excess of par value of common stock	25,740
Retained earnings	183,896
TOTAL SHAREHOLDER'S EQUITY	209,896
	$ 258,896

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2001

INCOME	
Commissions	$256,505
OPERATING EXPENSES	
Administrative expenses	223,200
Bonding expense	1,372
Commissions, clearing	10,762
Commission expense	822
Dues and subscriptions	77
Licenses and permits	887
Miscellaneous	1,400
Postage	14
Printing and reproduction	387
Professional fees	6,390
Regulatory fees	3,568
Taxes	1,131
Ticket	1,130
	251,140
OPERATING INCOME	5,365
INTEREST AND DIVIDEND INCOME	22,005
NET INCOME	$ 27,370

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2001

	Number of Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
BALANCE, December 31, 2000	26,000	$ 260	$ 25,740	$156,526	$182,526
Net income for the year ended December 31, 2001	-	-	-	27,370	27,370
BALANCE, December 31, 2001	26,000	$ 260	$ 25,740	$183,896	$209,896

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2001

BALANCE, December 31, 2000	$	-
Increases		-
Decreases		-
BALANCE, December 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 27,370
Adjustment to reconcile net income to cash flows provided by operating activities	
Changes in assets and liabilities	
Decrease in commissions receivable	2,026
Increase in accounts payable, related party	9,400
Net cash flows provided by operating activities	38,796
INCREASE IN CASH	38,796
CASH, beginning	203,929
CASH, ending	$242,725

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business

Brown & Brown Securities, Inc. (the Company) was incorporated in Texas on June 15, 1984. The Company sells investments on a commission basis.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Company has elected to be taxed as an "S" Corporation whereby all income is taxed directly to the shareholder. Thus, the Company does not provide for federal income taxes.

Commissions Income

Commissions are recognized as income on a trade date basis.

Commissions Receivable

Commissions receivable are generally received within ten days of the month end.

Reserve for Doubtful Accounts

The Company's policy is to expense fees receivable of doubtful collectibility, therefore, no reserve is provided.

NOTE B - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $50,000, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $206,390 at December 31, 2001.

NOTE C - RELATED PARTIES

The President of the Company owns 100 percent of the stock of Brown & Brown Financial Services, Inc. (Financial). The Company and Financial share office space and all operating expenses are paid by Financial. During 1993, the Company entered into a formal agreement with Financial whereby the Company will reimburse Financial for various administrative expenses. The agreement provides for reimbursement of expenses up to an equivalent of 90 percent of the Company's monthly gross profit, unless the reimbursement would leave the Company without sufficient cash to meet its obligations or would cause a violation of net capital rules.

The Company is billed on a monthly basis for its share of expenses which totaled $223,200 for the year ended December 31, 2001. At December 31, 2001, the Company owed Financial $49,000 for its share of December operating expenses and for amounts advanced to the Company.

SUPPLEMENTAL INFORMATION

BROWN & BROWN SECURITIES, INC.
Computation of Net Capital
December 31, 2001

TOTAL SHAREHOLDER'S EQUITY	$ 209,896
ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	209,896
DEDUCTIONS Non-allowable assets	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	209,896
HAIRCUTS ON SECURITIES	3,506
NET CAPITAL	$ 206,390
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of December 31, 2001)	$ -
NET CAPITAL As reported in Company's Part II (unaudited) focus report	206,390
ADJUSTMENT FOR NON-ALLOWABLE ASSETS	-
NET CAPITAL	$ 206,390

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Computation of Basic Net Capital Requirement
December 31, 2001

MINIMUM NET CAPITAL REQUIRED	$ 3,266
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$156,390
EXCESS NET CAPITAL AT 1000%	$201,490

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Computation of Aggregate Indebtedness
December 31, 2001

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 49,000
ADD	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 49,000
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	24%
PERCENTAGE OF DEBT TO DEBT EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)	N/A

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Reconciliation of Non-Allowable Assets
December 31, 2001

NON-ALLOWABLE ASSETS (Included in Part II of Form X-17a-5 as of December 31, 2000)	$ -
CASH HELD BY CLEARING BROKER/DEALER IN EXCESS OF DEPOSIT REQUIREMENTS	-
NON-ALLOWABLE ASSETS (Included in Company's audited financial statements)	$ -

The accompanying notes are an integral part of these financial statements.

Hutton, Patterson & Company
A Professional Corporation
Certified Public Accountants



INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Brown & Brown Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Brown & Brown Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

4450 Sigma Road, Suite 130
Dallas, Texas 75244
www.hutpat.com
Telephone 972.980.0808
Fax 972.980.2448

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sutton, Patterson + Company

January 24, 2002
Dallas, Texas

BROWN & BROWN SECURITIES, INC.

Independent Auditors' Report
and Financial Statements

December 31, 2001